April 29, 2025

Matthew Liotta
Chief Executive Officer
Volato Group, Inc.
1954 Airport Road
Suite 124
Chamblee, GA 30341

       Re: Volato Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 10, 2025
           CIK No. 0001853070
Dear Matthew Liotta:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 10, 2025
Prospectus Summary
The Selling Stockholder Transactions, page 4

1. We note your disclosure that you must obtain stockholder approval for the issuance of shares of common stock pursuant to the Securities Purchase Agreement "in no event later than the one hundred and thirty-fifth (135th) calendar day after the date of the
       Initial Closing." We further note such 135th day passed on April 18, 2025 and you filed a Form 8-K on April 17, 2025 disclosing you adjourned your special meeting on
       April 15, 2025 to May 6, 2025 as you did not have a sufficient quorum entitled to vote at that meeting. Please revise your disclosure to discuss your non-compliance with this covenant and include related risk factor disclosure.
 April 29, 2025
Page 2
2. We note that it is a condition to the Second Tranche Note that you have satisfied your obligations under the Settlement Agreement and Stipulation with Sunpeak
       Holdings Corporation that became effective on November 6, 2024. We further note your disclosure that you intend to satisfy such condition prior to the issuance of the
       Second Tranche Note. Please update your disclosure to discuss the status of such condition, including when you anticipate meeting your obligations under the agreement.
Risk Factors
Risks Related to This Offering
Stockholders may experience dilution of their ownership interest due to the issuance of additional shares of Common Stock..., page 29

3. Please expand this risk factor to discuss the aggregate potential dilutive effect the
       Securities Purchase Agreement may have on securityholders. In that regard, we note your disclosure on page 2 that a noteholder may waive any beneficial ownership limitation, as to itself, upon at least sixty-one days prior notice, and that as of April
       10, 2025, the maximum number of shares upon conversion of all notes issued or issuable under the Securities Purchase agreement is 24,405,324 shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Hallie D. Heath